JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989



06017354

PECD/JAK

02 October 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller plc to invest $175 million in new Columbian brewery – 25 August 2006**
2. **SABMiller plc announces $102 million investment in Peru – 25 August 2006**
3. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 04 September 2006**
4. **SABMiller completes Foster's India Transaction – 12 September 2006**
5. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 12 September 2006**
6. **SABMiller introduces Peroni Nastro Azzurro to Columbia – 14 September 2006**
7. **SABMiller tender offer to acquire remaining Bavaria S.A. shares in Columbia – 27 September 2006**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Investment in Colombia
Released: 25/08/2006

RECEIVED
2006 OCT -5 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(1)

RNS Number:0875I
SABMiller PLC
25 August 2006

SABMiller plc to invest $175 million in new Colombian brewery

London and Johannesburg, 25 August 2006: SABMiller plc, one of the world's leading brewers, today announces that its Colombian subsidiary Bavaria will invest US$175 million in a new brewery in Yumbo, on the outskirts of Cali in western Colombia, to keep pace with growing demand in the region.

The new brewery, which will become operational in late 2007, will have an initial capacity of 3.5 million hectolitres, increasing to 4.5 million hectolitres by 2009. It replaces an existing 1.3 million hectolitre facility in the centre of Cali, which is almost 80 years old and is on a site which cannot be expanded.

The new plant, which will be built to a high technological specification, is expected to be world class in quality and productivity, setting a benchmark for other breweries in South America. It is anticipated that the investment will provide employment for some 200 people and will include two new bottling lines, a keg plant and a new can line from 2009.

Commenting on the new investment, Karl Lippert, the president of Bavaria, said:

"We are confident in the Colombian economy and, importantly, in the support of our consumers. The western parts of Colombia have had to be supplied to a large extent from our Bogota and Medellin breweries, and this move will allow us finally to catch up with the growing demand in this part of the country. A new brewery such as this is also a great opportunity to take steps forward in production techniques, quality, ergonomics and environmental care, to the benefit of our consumers and our other stakeholders."

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Bavaria S.A.

Bavaria S.A. is Colombia's leading beverage company. Its brands Aguila, Aguila Light, Poker, Costena, Pilsen, Club Colombia, Brava, Costenita, Pony Malta, Agua Brisa, Tutti Fruti, Malta Leona, Cola y Pola, are leaders in Colombia.

This announcement can be found on www.sabmiller.com

High resolution brand images are available for the media to view and download free of charge from www.vismedia.co.uk.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 7795 208158
	Bavaria S.A.	
Maria Clara Gracia Buitrago	Director of Media Relations and Corporate Identity	Tel: +57-1-638 9290 - Boç

END

MSCQZLFLQVBLBBF

REG-SABMiller PLC Investment in Peru
Released: 25/08/2006

RNS Number:1186I
SABMiller PLC
25 August 2006

SABMiller plc announces $102 million investment in Peru

London and Johannesburg, 25 August 2006. SABMiller plc, one of the world's leading brewers, announces that its Peruvian subsidiary Backus and Johnston will invest US$102 million in infrastructural projects in Peru. The investment, which will be made by March 2007, will include the expansion of the brewhouse at its Ate facility to the east of Lima; a new brewhouse at the brewery in Motupe in northern Peru; and a significant upgrade of packaging capability across the country. The investment will also include a further $12 million expenditure on fridges, coolers and trade equipment to improve the accessibility of cold product to all Peruvians.

In addition to the investment above, Backus and Johnston has also announced a proposed merger with Cervesur, its majority owned affiliate and other affiliate companies. This nil-premium transaction will serve to simplify and streamline SABMiller's operations in Peru into a more directly manageable and accountable holding structure.

Commenting on the new investment, Robert Priday, the president of Backus and Johnston, said:

"The investments will serve to extend the production capacity in the brewery plants in Lima as well as interior of the country, which will comply with the most modern technology in brewing, fermentation and packaging processes. The investment will ensure that we can sustain and improve on the high quality of beer we have become renowned for. It is also a reflection of our commitment and confidence in our operation in the country. The steady improvement in the local economy deserves to be rewarded with investments of this nature."

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Backus and Johnston

Backus is the most important brewing company in Peru. Its principal brands are: Cristal, Pilsen Callao and Cusquena. It has production plants around the country.

This announcement can be found on www.sabmiller.com

High resolution brand images are available for the media to view and download free of charge from www.vismedia.co.uk.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 7795 208158
Fernando Hilbck	Backus and Johnston	Tel + 511 4112100

END

MSCUVOARNBRWUAR

(3)

REG-SABMiller PLC Director/PDMR Shareholding
Released: 04/09/2006

RNS Number:4212I
SABMiller PLC
04 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person dischа managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shaı the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR B.J.K. SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSON NAMED AT 3	10,000
GREENWOOD NOMINEES	15,719

8 State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

96,809 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

24,331 @ 411 pence each

28,518 @ 516 pence each

10,396 @ 472 pence each

33,564 @ 570.5 pence each

14. Date and place of transaction

31 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 122,528

PERCENTAGE: DE MINIMIS

16. Date issuer informed of transaction

1 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

DEBORAH RUSSELL TEL: 01483 264268

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, COMPANY SECRETARY

Date of notification

4 SEPTEMBER 2006
END

END

RDSEAENLESKKEFE

(4)

REG-SABMiller PLC Acquisition
Released: 12/09/2006

RNS Number:8119I
SABMiller PLC
12 September 2006

SABMILLER COMPLETES FOSTER'S INDIA TRANSACTION

London and Johannesburg, 12 September 2006: SABMiller plc, one of the world's leading brewers, announces that it has completed the acquisition of the Foster's business and brand in India for US$120 million.

SABMiller India will extend Foster's Lager through its national network of breweries and seek significant cost benefits from brewing and distributing the brand locally. The existing brewery in Maharashtra will provide additional capacity in the state as well as a platform for access to Mumbai. SABMiller is the second largest brewer in India.

Andre Parker, Managing Director of SABMiller Africa and Asia, commented:

"We will look to continue the success of Foster's in India and drive growth in the premium segment in this exciting market. SABMiller India's extensive footprint throughout the country, along with its spectrum of strong local and international brands, provides a compelling growth proposition as the Indian beer market develops."

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement can be found on www.sabmiller.com

High resolution brand images are available for the media to view and download free of charge from www.vismedia.co.uk.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 7795 208158

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
ACQIIFIAAVIFLIR

RNS Number:8310I
SABMiller PLC
12 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR A. C. PARKER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GREENWOOD NOMINEES 80,176

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

32,471

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

32,471

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per share or value of transaction

OPTIONS EXERCISED @ 415.75 PENCE EACH

SHARES SOLD @ 1040 PENCE EACH

14. Date and place of transaction

1 SEPTEMBER 2006, JOHANNESBURG

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 80,176

PERCENTAGE: DE MINIMIS

16. Date issuer informed of transaction

5 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS TEL: 01483 264 038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON, COMPANY SECRETARY

Date of notification

12 SEPTEMBER 2006

END

END
RDSEAANAFLDKEFE

REG-SABMiller PLC Product Launch
Released: 14/09/2006

RNS Number:9655I
SABMiller PLC
14 September 2006

Ref 41/2006

SABMILLER INTRODUCES PERONI NASTRO AZZURRO TO COLOMBIA

London and Johannesburg, 14 September 2006. SABMiller plc, one of the world's leading brewers, announces the introduction of its premium Peroni Nastro Azzurro brand into South America for the first time. The brand will be launched in Colombia becoming the company's first foreign imported beer into the region.

Peroni Nastro Azzurro will initially be made available in high-end on-trade premises in Bogota and Medellin, with seasonal availability in Cartagena. The launch will be supported by an integrated marketing campaign including above and below the line activity embodying Peroni Nastro Azzurro's unique Italian style.

This introduction continues SABMiller's global expansion of Peroni Nastro Azzurro and will mean the brand is now represented in appropriate outlets in all SABMiller regional markets. It also highlights the move by Bavaria, a subsidiary of SABMiller plc, to develop the premium segment of the beer market in Colombia alongside existing local brand Club Colombia - driving not only growth in mix, but volume growth in the key value end of the beer category.

Buoyant trading conditions were experienced across the region during the past quarter with sales increasing 7.5% against the comparable period last year. This growth was underpinned by improving economic conditions, increased brand and trade investments as well as launches of packaging innovations.

Karl Lippert, president of Bavaria, commented: "The introduction of Peroni Nastro Azzurro to Colombia not only bolsters our presence in the premium segment along with Club Colombia, but aims to develop the category itself in the country. The growing sophistication of our consumers, and our research, point to strong interest in a stylish Italian brand, like Peroni. This launch is an important step for us as we develop our portfolio of brands to satisfy the needs of all Colombian beer consumers."

SABMiller International Brand Director for Peroni Nastro Azzurro, Chris Taylor, said: "Peroni Nastro Azzurro is now in five continents around the world with high consumer awareness, growing demand and strong performances in all of its markets. It's a simple concept - Italian style in a bottle - and one which we firmly believe will make Peroni Nastro Azzurro into the premier choice for consumers around the world."

Peroni Nastro Azzurro is part of SABMiller's global premium brand portfolio which also includes Pilsner Urquell and Miller Genuine Draft. Brewed in Italy for over forty years, Peroni Nastro Azzurro will be imported to Colombia from SABMiller's brewery in Bari, in southern Italy.

Ends

Notes to editors:

SABMiller
SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.
In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Peroni Nastro Azzurro
www.peroniitaly.com

- Peroni Nastro Azzurro is the leading premium Italian beer worldwide.
- Birra Peroni first started brewing in 1846, and Nastro Azzurro was first

created in the early 60's in Italy.

- Peroni Nastro Azzurro with sleek new retro design was launched around the world in early 2005.
- Peroni Nastro Azzurro is available as a bottled beer (33cl & 66cl) and draught in certain markets.
- Peroni Nastro Azzurro is a well-balanced (low residual sugar content), clear pale lager made by brewing the finest spring-planted barley combined with malts and hops to create the highest standard of premium beer.

This announcement is available on the company website: www.sabmiller.com

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 7795 208158
Maria Clara Gracia Buitrago	Director of Media Relations and Corporate Identity - Bavaria S.A.	Tel: +57-1-638 9290 - Bogota
Sarah Waldock	Peroni Nastro Azzurro International Press Office	Tel: +44 7738 468478

END
PRLFGGMLZDRGVZM

(7)

REG-SABMiller PLC Offer for Bavaria
Released: 27/09/2006

RNS Number:5415J
SABMiller PLC
27 September 2006

SABMiller tender offer to acquire remaining Bavaria S.A. shares in Colombia

London and Johannesburg, 27 September 2006. SABMiller plc ("SABMiller"), one of the world's leading brewers, announces today the launch of a tender offer on the Colombian Stock Exchange for all of the shares in Bavaria S.A. ("Bavaria") which the SABMiller group does not already own, at a cash price of 46,176 Colombian pesos (approximately US$19.10) per share (the "Offer"). The Offer is being made at the fair value price determined by an independent investment bank, as required by Colombian securities laws, in accordance with the process outlined at the time of the announcement of the Bavaria transaction.

The shares that are the subject of the Offer represent 2.22% of Bavaria and the total cash consideration payable if the Offer is accepted in full is expected to be approximately 252,945 million Colombian pesos (approximately US$105 million). The Offer may be accepted during Colombian Stock Exchange trading hours on 12 October 2006.

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenues and profit before tax of US$2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on www.sabmiller.com

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Rachel Kentleton	Senior Investor Relations Manager	Tel: +44 20 7659 0113
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on

numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
OFFLRMMTMMBTBJF